SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Results of Annual General Meeting

PRANA BIOTECHNOLOGY LIMITED

(ASX: PBT)

RESULTS OF ANNUAL GENERAL MEETING

Thursday, 28th November 2013

The Company wishes to advise that all resolutions contained in the Notice of Meeting were carried on a show of hands.

In accordance with Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the Company at the Annual General Meeting held today.

						Total Valid
					Proxy's	Proxies
	Resolutions	For	Against	Abstain	Discretion*	Received

1	Non-binding Resolution - Remuneration Report	60,771,272	3,667,139	24,431,402	6,799,030	95,668,843

2	Re-Election of Non-Executive Director - Mr Brian Meltzer	66,278,747	961,039	4,931,510	23,496,347	95,667,643

3	Ratification of previously issued securities - ATM	66,941,977	2,493,659	2,735,660	23,496,347	95,667,643

4	Approval of 10% Placement Issue	62,957,741	6,570,599	2,642,956	23,496,347	95,667,643

* The Chairman voted undirected proxies in his control in favour of all resolutions.

On behalf of the Board

/s/ Richard Revelins

Richard Revelins

Company Secretary

Prana Biotechnology Limited

Suite 2, 1233 High Street Armadale Victoria Australia 3143	Page 1 of 1	Telephone: 61 3 9824 8166 Facsimile: 61 3 9824 8161

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

November 27, 2013